UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on February 5, 2025: EuroDry Ltd. Announces Agreement to Sell M/V Tasos, a 2000-built Panamax Bulk Carrier.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 5, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Announces Agreement to Sell M/V Tasos, a 2000-built Panamax Bulk Carrier

Athens, Greece – February 5, 2025 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel is expected to be delivered to its buyers, an unaffiliated third party, between mid-February and mid-March 2025, upon completion of her present charter.

Aristides Pittas, Chairman and CEO of EuroDry commented: “We are pleased to announce our agreement to sell of our M/V Tasos, the eldest Panamax-size bulker of our fleet which was due for a costly fifth special survey, for recycling. As a result of this sale, we expect to book a gain of approximately $2.1 million, or about $0.75 per share. The net proceeds of this sale will increase our near-term liquidity and enable us to quickly capitalize on accretive investment opportunities in the sector, when they arise, for the benefit of our shareholders.”

Fleet Profile:

The EuroDry Ltd. fleet profile, after the sale of M/V Tasos, is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Apr-25	Hire 108% of the Average Baltic Kamsarmax P5TC index(**)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Mar-25	$12,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Mar-25	$5,300
YANNIS PITTAS	Ultramax	63,177	2014	TC until Feb-25	$5,000
MARIA***	Ultramax	63,153	2015	TC until Feb-25	$6,100
GOOD HEART	Ultramax	62,996	2014	TC until Mar-25	$7,300
MOLYVOS LUCK	Supramax	57,924	2014	TC until Mar-25	$5,900
EIRINI P	Panamax	76,466	2004	TC until Mar-25	$5,350
SANTA CRUZ	Panamax	76,440	2005	TC until Apr-25	$6,200
STARLIGHT	Panamax	75,845	2004	TC until Feb-25	$4,650
BLESSED LUCK	Panamax	76,704	2004	TC until Mar-25	$1,700
Total Dry Bulk Vessels	12	843,402

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

Vessel is 61% owned by EuroDry Ltd.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

After the sale of M/V Tasos, the Company has a fleet of 12 vessels, including 2 Kamsarmax drybulk, 4 Panamax drybulk carriers, 5 Ultramax drybulk carriers, and 1 Supramax drybulk carrier. EuroDry’s 12 drybulk carriers have a total cargo capacity of 843,402 dwt. On a fully delivered basis, the Company’s fleet will increase to 14 drybulk ships with a cargo capacity of about 970,402 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

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